UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July 2024
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rue 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and six months ended June 30, 2024

Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2024

99.1	North American Construction Group Ltd. Announces Results for the Second Quarter Ending June 30, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: July 31, 2024

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2024 SECOND QUARTER REPORT

14
CAT
789C
XDR 3
DT14
793D
94

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
Dear Fellow Shareholders:
We expected that 2024 would be an eventful year, and so far, it is proving to be one. As you know, in the first quarter of this year, we dealt with our first rainy season in Australia while also repositioning our oil sands fleet, with the combined effect being a negative impact on fleet utilization. The second quarter brought more favorable weather in Australia but the oil sands region experienced both forest fires and heavy rains. Site access was initially restricted in May as forest fire protocols were put in place. Those eased as the rains came, but with rainfall at more than double the expected amount for May and June, site conditions deteriorated. Operating sites were inaccessible for fourteen days of May. These first half challenges, combined with the lengthy time involved in transporting and commissioning haul trucks from Canada to Australia, have unfortunately reduced our full year expectations. While clearly disappointing, I am encouraged by our underlying run-rate as the operations teams have been able to confirm that our second half projections remain exactly in line with original expectations. With a challenging first half behind us, we are building towards what I expect will be a very strong 2025.1
We are bidding several active tenders which have scopes commencing later this year and early 2025 in a variety of projects: winter reclamation work in the oil sands region, early indications showing meaningful increases in volume; mine support work in Ontario; and copper and coal mines in New South Wales and Queensland. Specifically in the oil sands region, we are confident in the stabilized level of contracted work and see this business as solid, providing both growth potential and strong returns through operational excellence and cost reduction.
Our Australian operations continue to be a shining star in our business, with stable weather and the commissioning of certain growth assets resulting in an impressive 10% increase in overall volumes from the first to second quarter. We expect similar demand and results in Australia in the third quarter with another uptick in Q4 heading into an even better 2025 when growth capital and contract wins provide full year contributions. MacKellar, DGI Trading, and Western Plant Hire are operating in a market of strong demand, long-term commitments, and blue-chip clients. I recently toured our Australian operations and was impressed with the quality of our operations, the improvements being made in internal maintenance, the progress of ERP roll-out and systems improvements, and the overall skills, effort and commitment of the operations and administrative teams.
In looking ahead, we believe the third quarter will post a meaningful increase in EBITDA over the second quarter. Approximately $5 million of that uptick we expect will be the seasonality of summer-focused projects completed by the Fargo and Nuna joint ventures. Our oil sands operations are forecasted to contribute an increased $10 million based on equal impacts from i) higher utilization on improved operating conditions and ii) lower maintenance costs. During the second quarter, we completed significant backlog repairs on fleet coming out of service and also had quality issues as certain remanufactured components from vendors and partnerships did not achieve their expected lives. Both of these impacts are not expected to reoccur in the third quarter.
Bid and operational expectations for the third quarter should generate momentum into what will be a very strong fourth quarter as MacKellar commissions assets from Canada as well as growth assets purchased during the year. I have confidence in the great team here at NACG to deliver on the plan. We are establishing a platform for another step-change in 2025 and from what I can tell, full year earnings in 2025 should be significantly improved with 2024 H2 improvements continuing into 2025 and full year contributions of the increased growth capital adding to those expectations. I look forward to detailing that outlook for 2025 for you during our next call in October.
Financing growth in the strong Australian market with its long-term commitments and consistent returns has proven compelling this year and has impacted capital allocation. This year we have felt it prudent to wait until operational free cash flow is generated before considering an NCIB. We do have a total share return swap in place, however, that we expect to continue through the third quarter and possibly the fourth that will allow us to take advantage of what we believe is a share price considerably below our intrinsic value.
I thank you for your continued support and look forward to our review and discussions in October.
Regards,
Joseph Lambert
President & Chief Executive Officer
July 31, 2024

[1]This letter contains forward-looking information. Please see the “Forward Looking Information” section of the attached Management’s Discussion & Analysis for the period ended June 30, 2024, for a cautionary statement with respect to such information, including material factors or assumptions related to such information.

i

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024
July 31, 2024
The following Management’s Discussion and Analysis ("MD&A") is as of July 31, 2024, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and six months ended June 30, 2024, the audited consolidated financial statements and notes that follow for the year ended December 31, 2023, and our annual MD&A for the year ended December 31, 2023.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis June 30, 2024	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 2 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	June 30,
	2024	2023(iv)	Change
Revenue	$276,314	$195,188	$81,126
Total combined revenue(i)	329,723	278,568	51,155

Gross profit	49,669	21,595	28,074
Gross profit margin(i)	18.0%	11.1%	7.0%

Combined gross profit(i)	60,350	36,258	24,092
Combined gross profit margin(i)(ii)	18.3%	13.0%	5.2%

Operating income	38,705	10,334	28,371

Adjusted EBITDA(i)(iii)	86,881	51,833	35,048
Adjusted EBITDA margin(i)(iii)	26.3%	18.6%	7.7%

Net income	14,007	12,262	1,745
Adjusted net earnings(i)	20,822	12,489	8,333

Cash provided by operating activities	59,013	40,185	18,828
Cash provided by operating activities prior to change in working capital(i)	68,911	27,145	41,766

Free cash flow(i)	(1,518)	(4,699)	3,181

Purchase of PPE	75,307	38,419	36,888
Sustaining capital additions(i)	37,313	38,311	(998)
Growth capital additions(i)	19,943	2,748	17,195

Basic net income per share	$0.52	$0.46	$0.06
Adjusted EPS(i)	$0.78	$0.47	$0.31
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Revenue for Q2 2024 of $276.3 million represented an increase of $81.1 million (or 42%) from Q2 2023. The increase is primarily due to the inclusion of results from the MacKellar Group ("MacKellar") following its acquisition on October 1, 2023.
The Heavy Equipment - Australia segment showed strong performance, driven by MacKellar’s Q2 results, which exceeded Q1 2024 by 9.9%, largely due to steady and consistent operating conditions in particular at the Carmichael and Middlemount mine sites. Equipment utilization for the quarter was 82% with May posting a 89%, above the stated target for the Australian fleet of 85%. The month of June did experience some rains late in the month bringing utilization to 79% in that month and tempering revenues slightly. In addition to stable operating conditions during the quarter, certain growth assets were commissioned in both Western Australia and Queensland and had meaningful, but not full quarter, contributions to top-line revenue. DGI Trading Pty Ltd. ("DGI") posted another strong quarter and continues to benefit from international demand for low-cost used components and major parts required by heavy equipment fleets in the mining industry.
The Heavy Equipment - Canada segment posted a decline in revenue compared to the prior year as equipment utilization decreased to 42% from adverse weather conditions in May and June. Wildfire protocols caused work stoppages in May and heavy rainfall in May and June caused work shifts being cancelled due to mine site and haul road conditions. It is estimated that the abnormally poor weather conditions in the quarter affected top-line results by approximately $20 million. Quarter over quarter, the decrease in revenue represented a 30.6% decrease and was primarily driven by changes in work scopes at the Fort Hills and Syncrude mines as demand at the Millenium mine remained consistent, in addition to the poor weather. Additionally, the comparative quarter benefited from higher utilization rates from NACG assets being operated at the gold mine in northern Ontario, a project that concluded in late August 2023.
Combined revenue of $329.7 million represented a $51.2 million (or 18%) increase from Q2 2023. Our share of revenue generated in Q2 2024 by joint ventures and affiliates was $53.4 million, compared to $83.4 million in Q2

Management's Discussion and Analysis June 30, 2024	M-2	North American Construction Group Ltd.

2023. The completion of the gold mine project in northern Ontario at the end of August 2023 was the primary driver of this quarter over quarter variance. Offsetting this variance was the Fargo-Moorhead flood diversion project which completed another strong operational quarter, posted a 98% increase from scopes completed in the prior quarter and surpassed the 40% completion mark in June.
Adjusted EBITDA and the associated margin of $86.9 million and 26.3% exceeded our Q2 2023 results of $51.8 million and 18.6%, respectively. Despite lower revenue in the oil sands region, effective and efficient operation of the heavy equipment fleets in Australia and Canada and the implemented reductions of variable and fixed costs where necessary generated a strong EBITDA margin for Q2 2024. EBITDA margin for this quarter was relatively consistent with Q1 2024 and is reflective of the underlying consistent business of our heavy equipment fleets.
Depreciation of our equipment fleet was 14.3% of revenue in the quarter but when factoring out the one-time loss on disposal, averaged 12.8% for the quarter. Depreciation as a percentage of revenue was 17.7% for the Heavy Equipment - Canada fleet which was higher than our historical average as increased customer demand for heavy equipment rentals has changed the revenue profile. The Heavy Equipment - Australia fleet, which averaged approximately 9.4% of revenue, was driven by MacKellar and reflected both productive operations in the quarter as well as the depreciation of fair market values allocated upon purchase. On a combined basis, depreciation averaged 13.4% of combined revenue in the quarter as the lower capital intensity in Fargo and Nuna joint ventures modestly reduced the ratio.
General and administrative expenses (excluding stock-based compensation) were $12.8 million, or 4.6% of revenue, compared to $7.2 million, or 3.7% of revenue in Q2 2023. The increase in expenses reflects the acquisition of the MacKellar Group. The increase as a percentage of revenue, in particular from the Q1 rate of 3.8%, equally reflects both the lower revenue in the quarter but also the impacts of higher accounting, audit and legal costs associated with the added first-year integration of the MacKellar acquisition.
Cash related interest expense for the quarter was $13.6 million at an average cost of debt of 7.0%, compared to $7.2 million at an average cost of debt of 6.9% in Q2 2023, as rates posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing. Total interest expense was $14.3 million in the quarter, compared to $7.5 million in Q2 2023 based on the debt financing incurred upon acquisition of the MacKellar Group on October 1, 2023.
Adjusted earnings per share ("EPS") of $0.78 on adjusted net earnings of $20.8 million was up 66% from the prior year figure of $0.47, consistent with the adjusted EBIT performance which was up 102.1% quarter over quarter. As mentioned above, the step-changes in interest from the MacKellar acquisition offset EBIT performance with the effective income tax rates being comparable for both quarters. Weighted-average common shares levels for the second quarters of 2024 and 2023 were relatively stable at 26,730,049 and 26,409,357, respectively, net of shares classified as treasury shares.
Free cash flow was an outflow of $1.5 million as both changes in working capital balances and increases in capital work in progress resulted in approximately $30 million of free cash flow being deferred into subsequent quarters. The primary drivers of free cash flow being adjusted EBITDA of $86.9 million, sustaining capital additions of $37.3 million and cash interest expense of $13.6 million generated $36.0 million in the quarter. Sustaining capital additions were solely incurred on routine capital maintenance of the heavy equipment fleets in Australia and Canada with no replacement equipment purchased in the quarter and the levels largely reflecting depreciation of $39.6 million.

Management's Discussion and Analysis June 30, 2024	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and six months ended June 30, 2024, results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2024	2023(iii)	2024	2023(iii)
Revenue	$276,314	$195,188	$573,340	$439,517
Cost of sales	187,022	149,241	386,817	316,085
Depreciation	39,623	24,352	83,564	60,737
Gross profit	$49,669	$21,595	$102,959	$62,695
Gross profit margin(i)	18.0%	11.1%	18.0%	14.3%
General and administrative expenses (excluding stock-based compensation)	12,791	7,170	23,936	15,412
Stock-based compensation (benefit) expense	(1,859)	4,804	1,749	10,741
Operating income	38,705	10,334	76,981	36,042
Interest expense, net	14,339	7,511	29,936	14,822
Net income	14,007	12,262	25,376	34,108
Comprehensive income	15,338	11,845	26,014	33,746

Adjusted EBITDA(i)	86,881	51,833	180,132	136,456
Adjusted EBITDA margin(i)(ii)	26.3%	18.6%	26.7%	22.7%

Per share information
Basic net income per share	$0.52	$0.46	$0.95	$1.29
Diluted net income per share	$0.47	$0.42	$0.86	$1.12
Adjusted EPS(i)	$0.78	$0.47	$1.56	$1.43
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Revenue from wholly-owned entities per financial statements	$276,314	$195,188	$573,340	$439,517
Share of revenue from investments in affiliates and joint ventures	112,377	158,485	238,215	347,970
Elimination of joint venture subcontract revenue	(58,968)	(75,105)	(136,119)	(186,578)
Total combined revenue(i)	$329,723	$278,568	$675,436	$600,909

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Gross profit from wholly-owned entities per financial statements	$49,669	$21,595	$102,959	$62,695
Share of gross profit from investments in affiliates and joint ventures	10,681	14,663	19,616	29,482
Combined gross profit(i)	$60,350	$36,258	$122,575	$92,177
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis June 30, 2024	M-4	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

		Three months ended		Six months ended
		June 30,		June 30,
(dollars in thousands)		2024	2023	2024	2023
Net income		$14,007	$12,262	$25,376	$34,108
Adjustments:
Loss (gain) on disposal of property, plant and equipment		32	(713)	293	500
Write-down on assets held for sale		4,181	—	4,181	—
Stock-based compensation (benefit) expense		(1,859)	4,804	1,749	10,741
Change in fair value of contingent obligation from adjustments to estimates		7,420	—	8,858	—
Restructuring costs		—	—	4,517	—
Loss on equity investment customer bankruptcy claim settlement		—	759	—	759
Loss (gain) on derivative financial instruments		273	(1,852)	273	(4,361)
Net unrealized (gain) loss on derivative financial instruments included in equity earnings in affiliates and joint ventures		(984)	(1,655)	970	(1,221)
Tax effect of the above items		(2,248)	(1,116)	(4,507)	(2,760)
Adjusted net earnings(i)	0	20,822	12,489	41,710	37,766
Adjustments:
Tax effect of the above items		2,248	1,116	4,507	2,760
Increase in fair value of contingent obligation from interest accretion expense		4,143	—	8,098	—
Interest expense, net		14,339	7,511	29,936	14,822
Income tax expense		5,152	1,757	9,557	10,159
Equity earnings in affiliates and joint ventures(iii)		(6,629)	(9,344)	(5,117)	(18,686)
Equity investment EBIT(i)(iii)		6,555	9,541	2,787	19,324
Adjusted EBIT(i)		46,630	23,070	91,478	66,145
Adjustments:
Depreciation and amortization		39,941	24,664	84,182	61,355
Write-down on assets held for sale		(4,181)	—	(4,181)	—
Equity investment depreciation and amortization(i)		4,491	4,099	8,653	8,956
Adjusted EBITDA(i)		$86,881	$51,833	$180,132	$136,456
Adjusted EBITDA margin(i)(ii)		26.3%	18.6%	26.7%	22.7%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Equity earnings in affiliates and joint ventures	$6,629	$9,344	$5,117	$18,686
Adjustments:
Interest (income) expense, net	(146)	(530)	(719)	(173)
Income tax expense	72	722	(1,436)	846
Loss (gain) on disposal of property, plant and equipment	—	5	(175)	(35)
Equity investment EBIT(i)	$6,555	$9,541	$2,787	$19,324
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis June 30, 2024	M-5	North American Construction Group Ltd.

Analysis of three and six months ended June 30, 2024, results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Heavy Equipment - Canada	$122,817	$176,855	$281,088	$407,502
Heavy Equipment - Australia	147,172	8,931	281,120	14,953
Other	6,325	11,640	11,187	22,736
Eliminations	—	(2,238)	(55)	(5,674)
	$276,314	$195,188	$573,340	$439,517
A breakdown of revenue by source is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Operations support services	$262,624	$174,507	$547,348	$403,964
Equipment and component sales	13,448	15,921	24,470	27,004
Construction services	242	4,760	1,522	8,549
	$276,314	$195,188	$573,340	$439,517
For the three months ended June 30, 2024, revenue was $276.3 million, up from $195.2 million in the same period last year. This quarter-over-quarter revenue growth was primarily driven by the October 2023 acquisition of MacKellar, contributing $147.1 million to the Heavy Equipment - Australia segment. Conversely, the Heavy Equipment - Canada segment experienced a decline in revenue due to a reduction in equipment utilization to 39%, compared to 61% in Q2 2023. This decline was largely attributed to heavy rainfall and wildfires affecting oil sands sites, as well as a contractual reduction in the overburden scope at the Fort Hills and Syncrude mines.
For the six months ended June 30, 2024, revenue totaled $573.3 million, up from $439.5 million in the same period last year, reflecting a 30% increase. This growth was driven by the same factors that influenced Q2, including the significant contribution from MacKellar and the challenges faced by the Heavy Equipment - Canada segment.
Gross profit
A breakdown of gross profit by reportable segment is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Heavy Equipment - Canada	$8,992	$16,272	$25,434	$53,016
Heavy Equipment - Australia	37,282	2,830	70,083	4,815
Other	3,293	2,711	6,305	5,789
Eliminations	102	(218)	1,137	(925)
	$49,669	$21,595	$102,959	$62,695

Management's Discussion and Analysis June 30, 2024	M-6	North American Construction Group Ltd.

A breakdown of cost of sales is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Salaries, wages, & benefits	$81,001	$69,561	$167,186	$137,706
Repair parts & consumable supplies	58,111	42,847	121,921	92,668
Subcontractor services	22,475	17,787	50,499	50,372
Equipment & component sales	10,279	12,901	17,136	20,737
Third-party rentals	8,015	3,170	15,456	6,867
Fuel	3,989	1,136	7,917	3,785
Other	3,152	1,839	6,702	3,950
	$187,022	$149,241	$386,817	$316,085
For the three months ended June 30, 2024, gross profit was $49.7 million with a 18.0% gross profit margin, up from a gross profit of $21.6 million and gross profit margin of 11.1% in the same period last year. The significant increase in gross margin is largely attributable to MacKellar, included within the Heavy Equipment - Australia segment, which recorded strong gross profit margins in the current quarter. MacKellar was acquired in October 2023 and has been a key driver of improved profitability.
The Heavy Equipment - Canada segment maintained comparable gross profit margins despite lower revenue levels this year compared to last year. This stability was achieved through improved cost management. However, higher depreciation costs impacted the segment, primarily due to the impairment of 12 underutilized haul trucks, which were subsequently sold in July.
For the six months ended June 30, 2024, gross profit was $103.0 million with a 18.0% gross profit margin, up from $62.7 million with a 14.3% gross profit margin in the same period last year. The year-over-year improvement in gross profit and margin was driven by the factors mentioned above, including the strong performance of the MacKellar acquisition and effective cost management in the Heavy Equipment - Canada segment, despite the higher depreciation costs.
A breakdown of depreciation by reportable segment is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Heavy Equipment - Canada	$25,883	$23,800	$56,766	$60,140
Heavy Equipment - Australia	13,834	45	26,970	90
Eliminations	(94)	507	(172)	507
	$39,623	$24,352	$83,564	$60,737
For the three months ended June 30, 2024, depreciation was $39.6 million, or 14.3% of revenue, up from $24.4 million, or 12.5% of revenue, in the same period last year. The increased depreciation expense in the current quarter relates to the October 2023 acquisition of MacKellar which is shown in the Heavy Equipment - Australia segment. The increase in depreciation in Heavy Equipment - Canada, is driven by the impairment of 12 underutilized trucks, which were subsequently sold in July.
For the six months ended June 30, 2024, depreciation was $83.6 million, or 14.6% of revenue, up from $60.7 million, or 13.8% of revenue, in the same period last year. The increase in depreciation for the six months ended June 30, 2024, is driven by the same Q1 factors discussed above.
Operating income
For the three months ended June 30, 2024, we recorded operating income of $38.7 million, an increase of $28.4 million from the $10.3 million for the same period last year, largely due to the contribution from MacKellar in the current quarter. General and administrative expense, excluding stock-based compensation expense, was $12.8 million (or 4.6% of revenue) for the quarter, higher than the $7.2 million (or 3.7% of revenue) in the prior year. The increase in gross expense can primarily be attributed to the addition of MacKellar. General and administrative expense as a percentage of revenue is a result of lowered activities levels in the Heavy Equipment - Canada segment while gross expense has remained consistent. Stock-based compensation expense decreased by $6.7

Management's Discussion and Analysis June 30, 2024	M-7	North American Construction Group Ltd.

million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
For the six months ended June 30, 2024, we recorded operating income of $77.0 million, an increase of $40.9 million from the $36.0 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $23.9 million (or 4.2% of revenue) compared to the $15.4 million (or 3.5% of revenue) for the six months ended June 30, 2023. The increase in gross expense can be attributed to the same factors impacting the quarter. Stock-based compensation expense decreased by $9.0 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Equity earnings in affiliates and joint ventures(i)	$(6,629)	$(9,344)	$(5,117)	$(18,686)

Credit Facility	$7,287	$3,752	$14,018	$6,410
Convertible debentures	1,710	1,727	3,421	3,419
Interest on customer supply chain financing	859	920	1,847	2,150
Equipment financing	3,215	819	7,999	1,625
Mortgage	239	163	479	493
Other interest expense	265	(162)	649	144
Cash interest expense	$13,575	$7,219	$28,413	$14,241
Amortization of deferred financing costs	764	292	1,523	581
Total interest expense, net	$14,339	$7,511	$29,936	$14,822

Change in fair value of contingent obligation from adjustments to estimates	$7,420	$—	$8,858	$—
Increase in fair value of contingent obligation from interest accretion expense	4,143	—	8,098	—
Change in fair value of contingent obligations	$11,563	$—	$16,956	$—

Loss (gain) on derivative financial instruments	273	(1,852)	273	(4,361)

Current income tax (benefit) expense	$(1,469)	$567	$2,765	$1,703
Deferred income tax expense	6,621	1,190	6,792	8,456
Income tax expense	$5,152	$1,757	$9,557	$10,159
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Equity earnings in affiliates and joint ventures
Equity earnings from affiliates and joint ventures, accounted for using the equity method, amounted to $6.6 million for the three months ended June 30, 2024, down from $9.3 million in the same period last year. This decline was primarily driven by the completion in Q3 2023 of the construction project at a gold mine in Northern Ontario and a reduction in overburden scopes completed by MNALP.
For the six months ended June 30, 2024, equity earnings were $5.1 million, compared to $18.7 million in the same period last year. This decrease was influenced by the same factors affecting the three-month period, along with a one-time $4.5 million restructuring charge at Nuna.

Three months ended June 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$13,760	$64,831	$30,263	$3,523	$112,377
Gross profit	1,925	2,369	6,078	309	10,681
Income before taxes	97	1,704	4,849	89	6,739
Net income	$25	$1,704	$4,849	$51	$6,629

Three months ended June 30, 2023(i)	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$50,032	$91,204	$15,265	$1,984	$158,485
Gross profit	6,648	3,517	4,201	297	14,663
Income before taxes	2,280	2,769	4,089	894	10,032
Net income	$1,635	$2,769	$4,046	$894	$9,344

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis June 30, 2024	M-8	North American Construction Group Ltd.

Six months ended June 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$28,108	$149,027	$54,197	$6,883	$238,215
Gross profit	575	5,397	12,976	668	19,616
Income before taxes	(7,146)	3,911	5,765	1,522	4,052
Net income	$(6,013)	$3,911	$5,765	$1,454	$5,117

Six months ended June 30, 2023(i)	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$106,609	$209,399	$28,565	$3,397	$347,970
Gross profit	13,695	7,467	8,010	310	29,482
Income before taxes	7,452	5,887	5,539	655	19,533
Net income	$6,683	$5,887	$5,461	$655	$18,686

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense, net
Total interest expense for the three months ended June 30, 2024, was $14.3 million, up from $7.5 million in the same period last year. For the six months ended June 30, 2024, total interest expense rose to $29.9 million from $14.8 million in the prior year. The current year increases are primarily due to a higher balance and an increased variable rate on the Credit Facility, as well as increased equipment financing, largely from the addition of MacKellar.
Cash-related interest expense for the three months ended June 30, 2024, excluding the amortization of deferred financing costs of $0.8 million, was $13.6 million. This represents an average cost of debt of 7.0%, compared to 6.9% for the same period last year, when factoring in Credit Facility balances. For the six months ended June 30, 2024, cash-related interest expense, excluding the amortization of deferred financing costs of $1.5 million, was $28.4 million, representing an average cost of debt of 7.5%, compared to 6.8% for the same period last year.
Change in fair value of contingent obligations
The change in fair value of contingent obligations of $11.6 million and $17.0 million for the three and six months ended June 30, 2024 respectively ($nil for the three and six months ended June 30, 2023) reflects the increase in fair value of the contingent liabilities relating to the strong performance and resulting impact on the earn-outs for the MacKellar and DGI acquisitions.
Loss (gain) on derivative financial instruments
For the three and six months ended June 30, 2024, we recognized an unrealized loss of $0.3 million on a swap agreement. This loss is based on the difference between the par value of 213,725 shares at $27.66 each and the TSX closing price of $26.38 on June 30, 2024.
In comparison, for the same periods in 2023, we recognized unrealized gains of $1.9 million and $4.4 million, respectively, from a different swap agreement. This agreement involved 200,678 shares at a par value of $14.38 and an additional 458,400 shares at a par value of $18.94. The TSX closing price of the shares on June 30, 2023, was $25.35. This swap agreement was completed on January 3, 2024.
Income tax expense
We recorded income tax expense of $5.2 million and $9.6 million for the three and six months ended June 30, 2024, respectively ($1.8 million and $10.2 million for the three and six months ended June 30, 2023). The variance in tax expense is in line with the change in income before taxes.
Net income and comprehensive income
For the three months ended June 30, 2024, we recorded $14.0 million of net income (basic net income per share of $0.52, diluted net income per share of $0.47 and adjusted net income per share of $0.78), compared to $12.3 million net income (basic net income per share of $0.46, diluted net income per share of $0.42 and adjusted net income per share of $0.47) recorded for the same period last year. The improved per share performance in the current quarter is a result of the improved net income.

Management's Discussion and Analysis June 30, 2024	M-9	North American Construction Group Ltd.

For the six months ended June 30, 2024, we recorded $25.4 million of net income (basic net income per share of $0.95 and diluted net income per share of $0.86), compared to $33.7 million net income (basic net income per share of $1.29 and diluted net income per share of $1.12) for the same period last year. The lower basic and diluted per share performance in the current six month period is a result of the lower net income mostly related to Q1 compared to the prior year. Improved Adjusted EPS reflects the improved current period performance upon adjusting for certain non-cash and non-recurring items.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Net income	$14,007	$12,262	$25,376	$34,108
Interest from convertible debentures (after tax)	1,489	1,462	2,981	2,955
Diluted net income available to common shareholders	$15,496	$13,724	$28,357	$37,063

Adjusted net earnings(i)	$20,822	$12,489	$41,710	$37,766

Weighted-average number of common shares	26,730,049	26,409,357	26,731,762	26,412,164
Weighted-average number of diluted common shares	33,026,740	33,007,609	33,026,740	33,007,609

Basic net income per share	$0.52	$0.46	$0.95	$1.29
Diluted net income per share	$0.47	$0.42	$0.86	$1.12
Adjusted EPS(i)	$0.78	$0.47	$1.56	$1.43
(i)See "Non-GAAP Financial Measures".
Comprehensive income for the three and six months ended June 30, 2024, was $15.3 million and $26.0 million, respectively, compared to $11.8 million and $33.7 million in the respective prior year periods, reflecting the effect of gains and losses on the translation of foreign currency results to Canadian dollars.
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q2 2024	Q1 2024	Q4 2023(iv)	Q3 2023(iv)	Q2 2023(iv)	Q1 2023(iv)	Q4 2022	Q3 2022
Revenue	$276.3	$297.0	$328.3	$196.9	$195.2	$244.3	$233.4	$191.4
Gross profit	49.7	53.3	65.6	26.5	21.6	41.1	42.6	24.6
Adjusted EBITDA(i)	86.9	93.3	101.1	59.4	51.8	84.6	85.9	60.1
Net income and comprehensive income	15.3	10.7	17.6	11.4	12.2	21.9	26.1	20.6
Basic net income per share(ii)	$0.52	$0.43	$0.66	$0.43	$0.46	$0.83	$0.99	$0.75
Diluted net income per share(ii)	$0.47	$0.39	$0.58	$0.39	$0.42	$0.7	$0.84	$0.65
Adjusted EPS(i)(ii)	$0.78	$0.78	$0.87	$0.54	$0.47	$0.95	$1.10	$0.65

Cash dividend per share(iii)	$0.10	$0.10	$0.10	$0.10	$0.10	$0.10	$0.08	$0.08
(i)See "Non-GAAP Financial Measures".
(ii)Basic net income, diluted net income, and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2023.

Management's Discussion and Analysis June 30, 2024	M-10	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	June 30, 2024	December 31, 2023	Change
Cash	$68,343	$88,614	$(20,271)
Working capital assets
Accounts receivable	$142,451	$97,855	$44,596
Contract assets	12,886	35,027	(22,141)
Inventories	69,388	64,962	4,426
Prepaid expenses and deposits	7,942	7,402	540
Working capital liabilities
Accounts payable	(119,742)	(146,190)	26,448
Accrued liabilities	(57,100)	(72,225)	15,125
Contract liabilities	(9)	(59)	50
Total net working capital (excluding cash and current portion of long-term debt)(i)	$55,816	$(13,228)	$69,044

Property, plant and equipment	1,204,091	1,142,946	61,145
Total assets	1,624,708	1,546,478	78,230

Credit Facility(ii)	370,706	317,488	53,218
Equipment financing(ii)	258,701	220,466	38,235
Mortgage(ii)	28,018	28,429	(411)
Contingent obligations(ii)	113,828	115,857	(2,029)
Total debt(i)	$771,253	$682,240	$89,013
Convertible debentures(ii)	129,750	129,750	—
Cash	(68,343)	(88,614)	20,271
Net debt(i)	$832,660	$723,376	$109,284
Total shareholders' equity	379,631	356,654	22,977
Invested capital(i)	$1,212,291	$1,080,030	$132,261
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
As at June 30, 2024, we had $68.3 million in cash and $77.6 million of unused borrowing availability on the Credit Facility for a total liquidity of $145.9 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at June 30, 2024, our total available capital liquidity was $189.0 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee.

(dollars in thousands)	June 30, 2024	December 31, 2023
Cash	$68,343	$88,614
Credit Facility borrowing limit	480,706	478,022
Credit Facility drawn	(370,706)	(317,488)
Letters of credit outstanding	(32,366)	(31,272)
Cash liquidity(i)	$145,977	$217,876
Finance lease borrowing limit	350,000	350,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(258,701)	(220,466)
Guarantees provided to joint ventures	(68,325)	(74,831)
Total capital liquidity(i)	$188,951	$292,579
(i)See "Non-GAAP Financial Measures".
As at June 30, 2024, we had $4.3 million in trade receivables that were more than 30 days past due, compared to $4.0 million as at December 31, 2023. As at June 30, 2024, and December 31, 2023, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade

Management's Discussion and Analysis June 30, 2024	M-11	North American Construction Group Ltd.

receivables. We continue to monitor the creditworthiness of our customers. As at June 30, 2024, holdbacks totaled $0.2 million, consistent with $0.4 million as at December 31, 2023.
Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Purchase of PPE	$75,307	$38,419	$141,960	$74,915
Additions to intangibles	706	—	1,676	2
Gross capital expenditures	$76,013	$38,419	$143,636	$74,917
Proceeds from sale of PPE	(492)	(1,842)	(1,595)	(3,040)
Change in capital inventory and capital work in progress(i)	(18,265)	(3,497)	(19,458)	(8,626)
Capital expenditures, net(i)	$57,256	$33,080	$122,583	$63,251
Finance lease additions	—	7,979	14,157	24,999
Capital additions(i)	$57,256	$41,059	$136,740	$88,250
(i)See "Non-GAAP Financial Measures".

Sustaining and growth additions	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Sustaining	$37,313	$30,332	$83,033	$60,503
Growth	19,943	2,748	39,550	2,748
Capital expenditures, net(i)	$57,256	$33,080	$122,583	$63,251
Sustaining	—	7,979	14,157	24,999
Growth	—	—	—	—
Finance lease additions	$—	$7,979	$14,157	$24,999
Sustaining	37,313	38,311	97,190	85,502
Growth	19,943	2,748	39,550	2,748
Capital additions(i)	$57,256	$41,059	$136,740	$88,250
(i)See "Non-GAAP Financial Measures".
A breakdown of net capital expenditures by reportable segment is as follows:

	Three months ended			Three months ended
	June 30, 2024			June 30, 2023
	Heavy Equipment - Canada	Heavy Equipment - Australia	Total	Heavy Equipment - Canada	Heavy Equipment - Australia	Total
Sustaining	$24,877	$12,436	$37,313	$38,311	$—	$38,311
Growth	—	19,943	19,943	2,748	—	2,748
Capital expenditures, net(i)	$24,877	$32,379	$57,256	$41,059	$—	$41,059

(i)See "Non-GAAP Financial Measures".

	Six months ended			Six months ended
	June 30, 2024			June 30, 2023
	Heavy Equipment - Canada	Heavy Equipment - Australia	Total	Heavy Equipment - Canada	Heavy Equipment - Australia	Total
Sustaining	$72,755	$24,435	$97,190	$85,502	$—	$85,502
Growth	27	39,523	39,550	2,748	—	2,748
Capital expenditures, net(i)	$72,782	$63,958	$136,740	$88,250	$—	$88,250

(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended June 30, 2024, are $57.3 million ($41.1 million in the prior year) and for the six months ended June 30, 2024, are $136.7 million ($88.3 million in the prior year). Year-over-year capital spending increases largely relates to expenditures by MacKellar, included in Heavy Equipment - Australia. Growth capital additions relate to the purchase of heavy equipment assets to meet the strong customer demand in the Heavy Equipment - Australia segment. Sustaining capital additions were incurred on routine maintenance of the existing fleet in both segments.

Management's Discussion and Analysis June 30, 2024	M-12	North American Construction Group Ltd.

We finance a portion of our heavy construction fleet through finance leases. For the six months ended June 30, 2024, sustaining capital additions financed through finance leases was $14.2 million ($25.0 million for the same period in 2023). Our equipment fleet is currently split among owned (77%), finance leased (21%) and rented equipment (2%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Nuna	$30	$1,429	$223	$1,205
MNALP	1,009	2,778	1,176	7,797
Fargo	3,532	5,056	9,575	7,798
Other	(113)	(80)	(112)	(1,351)
Share of affiliate and joint venture capital additions(i)	$4,458	$9,183	$10,862	$15,449
Capital additions within the Nuna joint ventures in both years and MNALP in the current year are considered to be sustaining in nature while the capital additions made by the MNALP in 2023 and Fargo joint ventures were growth given they represent initial investments.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2023.
Summary of consolidated cash flows

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Cash provided by operating activities	$59,013	$40,185	$70,879	$72,009
Cash used in investing activities	(81,965)	(39,236)	(138,698)	(80,153)
Cash provided by financing activities	9,709	5,558	48,425	(38,889)
Increase (decrease) in cash	$(13,243)	$6,507	$(19,394)	$(47,033)
Operating activities

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Cash provided by operating activities prior to change in working capital(i)	$68,911	$27,145	$142,803	$92,980
Net changes in non-cash working capital	(9,898)	13,040	(71,924)	(20,971)
Cash provided by operating activities	$59,013	$40,185	$70,879	$72,009
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended June 30, 2024, was $59.0 million, compared to cash provided by operating activities of $40.2 million for the three months ended June 30, 2023. The increase in cash flow in the current period is largely a result of changes in working capital. Cash provided by operating activities for the six months ended June 30, 2024, was $70.9 million, compared to cash provided by operating activities of $72.0 million for the six months ended June 30, 2023.

Management's Discussion and Analysis June 30, 2024	M-13	North American Construction Group Ltd.

Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Accounts receivable	$(2,289)	$13,389	$(47,860)	$4,895
Contract assets	2,928	(949)	21,995	5,114
Inventories	142	(2,905)	(4,050)	(6,271)
Prepaid expenses and deposits	129	994	(485)	1,998
Accounts payable	(5,483)	5,569	(26,137)	(8,103)
Accrued liabilities	(3,968)	(3,054)	(15,337)	(17,193)
Contract liabilities	(1,357)	(4)	(50)	(1,411)
Net change in non-cash working capital	$(9,898)	$13,040	$(71,924)	$(20,971)
Investing activities
Cash used in investing activities for the three months ended June 30, 2024, was $82.0 million, compared to cash used in investing activities of $39.2 million for the three months ended June 30, 2023. Current period investing activities largely relate to $75.3 million for the purchase of property, plant and equipment, partially offset by $0.5 million cash received on disposal of property, plant and equipment. Prior year investing activities included $38.4 million for the purchase of property, plant and equipment, partially offset by $1.8 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the six months ended June 30, 2024, was $138.7 million, compared to cash used in investing activities of $80.2 million for the six months ended June 30, 2023. Current year to date investing activities largely relate to $142.0 million for the purchase of property, plant and equipment, partially offset by $4.0 million in cash settlement of a derivative financial instrument and $1.6 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $74.9 million for the purchase of property, plant and equipment, offset by $3.0 million in proceeds from the disposal of property, plant and equipment.
Financing activities
Cash provided by financing activities during the three months ended June 30, 2024, was $9.7 million, which included $75.9 million in proceeds from long-term debt, offset by $42.4 million of long-term debt repayments, $20.9 million in payments towards contingent obligations and dividend payments of $2.7 million. Cash provided by financing activities during the three months ended June 30, 2023, was $5.6 million, which included proceeds from long-term debt of $40.0 million, offset by $31.7 million of long-term debt repayments and dividend payments of $2.6 million.
Cash provided by financing activities during the six months ended June 30, 2024, was $48.4 million, which included $151.3 million in proceeds from long-term debt, offset by $76.3 million of long-term debt repayments, $20.9 million in payments towards contingent obligations and dividend payments of $5.3 million. Cash used in financing activities during the six months ended June 30, 2023, was $38.9 million, which included $40.0 million in proceeds from long-term debt, offset by $73.9 million of long-term debt repayments and dividend payments of $4.7 million.

Management's Discussion and Analysis June 30, 2024	M-14	North American Construction Group Ltd.

Free cash flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2024	2023	2024	2023
Consolidated Statements of Cash Flows
Cash provided by operating activities	$59,013	$40,185	$70,879	$72,009
Cash used in investing activities	(81,965)	(39,236)	(138,698)	(80,153)
Effect of exchange rate on changes in cash	1,491	(417)	(877)	(362)
Growth capital additions(i)(ii)	19,943	2,748	39,550	2,748
Capital additions financed by leases(i)	—	(7,979)	(14,157)	(24,999)
Free cash flow(i)	$(1,518)	$(4,699)	$(43,303)	$(30,757)
(i)See "Non-GAAP Financial Measures".
(ii)Included above in Cash used in investing activities.
Free cash flow for the three and six months ended June 30, 2024, were uses of cash of $1.5 million and $43.3 million, respectively.
For the three months ended June 30, 2024, adjusted EBITDA of $86.9 million less sustaining capital additions of $37.3 million and cash interest expense of $13.6 million generated $36.0 million of cash flow in the quarter. The difference of $37.5 million is primarily related to changes in working capital balances ($9.9 million) and increases in capital work in progress ($18.2 million) which occurred during the quarter.
For the six months ended June 30, 2024, adjusted EBITDA of $180.1 million less sustaining capital additions of $97.2 million and cash interest expense of $23.0 million generated $59.9 million of cash flow year to date. The difference to free cash flow of $103.2 million is primarily related to changes in working capital balances ($71.9 million) and increases in capital work in progress ($19.5 million) which occurred during the six months.
Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of June 30, 2024, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at June 30, 2024, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2024	2025	2026	2027	2028 and thereafter
Credit Facility	$432,336	$13,745	$27,267	$391,324	$—	$—
Convertible debentures(i)	150,981	3,431	6,861	59,789	4,111	76,789
Equipment financing(i)	287,501	53,939	87,653	60,973	54,912	30,024
Contingent obligations	159,221	19,240	51,742	53,625	34,614	—
Mortgage	40,131	892	1,783	1,783	1,783	33,890
Operating leases(ii)	15,211	921	1,894	1,654	1,384	9,358
Non-lease components of lease commitments(iii)	60	(6)	7	7	6	46
Supplier contracts	6,581	6,581	—	—	—	—
Contractual obligations	$1,092,022	$98,743	$177,207	$569,155	$96,810	$150,107
(i)If not converted earlier.
(ii)Operating leases are net of receivables on subleases of $342 (2024 - $342).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $9 (2024 - $9). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $1,092.0 million as at June 30, 2024, increased from $1,024.3 million as at December 31, 2023, primarily as a result of the increase to the Credit Facility of $42.3 million and an increase to equipment financing of $42.9 million, offset by a decrease in contingent obligations of $10.7 million and a decrease in convertible debentures of $3.4 million. We have no off-balance sheet arrangements.

Management's Discussion and Analysis June 30, 2024	M-15	North American Construction Group Ltd.

Credit Facility
On October 3, 2023, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. On October 26, 2023, we exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $480.7 million of lending capacity using the exchange rate in effect as at June 30, 2024. The Credit Facility permits finance lease obligations to a limit of $350.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million for finance lease obligations includes guarantees provided by us to certain joint ventures.
As at June 30, 2024, the Credit Facility had borrowings of $370.7 million (December 31, 2023 - $317.5 million) and $32.4 million in issued letters of credit (December 31, 2023 - $31.3 million). At June 30, 2024, our unused borrowing availability under the Credit Facility was $77.6 million (December 31, 2023 - $129.3 million).
Under the terms of the Credit Facility the Total Debt to Bank EBITDA Ratio is to be maintained at less than or equal to 3.5:1. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at June 30, 2024, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt, and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at July 26, 2024, there were 27,827,282 voting common shares outstanding, which included 996,435 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,097,940 common shares classified as treasury shares at June 30, 2024).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	June 30, 2024	December 31, 2023
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.60	$2,691
Interest on the 5.50% convertible debenture is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

Management's Discussion and Analysis June 30, 2024	M-16	North American Construction Group Ltd.

The 5.50% convertible debentures may be redeemed at our option, in whole or in part, at any time on or after June 30, 2024, at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price ($30.625); and on or after June 30, 2026, at a redemption price equal to the principal amount. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Swap Agreement
On May 29, 2024, we entered into a swap agreement on its common shares with a financial institution for investment purposes. During the three and six months ended June 30, 2024, we recognized an unrealized loss of $273 on this agreement based on the difference between the par value of the converted shares and the expected price of our shares at contract maturity. The agreement is for 213,725 shares at a par value of $27.66 as at June 30, 2024. The TSX closing price of the shares as at June 30, 2024, was $26.38, resulting in a fair value of $273 being recorded to other long-term obligations on the Interim Consolidated Balance Sheets as at June 30, 2024. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.
On October 5, 2022, we entered into a swap agreement on its common shares with a financial institution for investment purposes. This swap agreement was completed on January 3, 2024, at which point we realized a gain of $229, which had been recorded in the prior year as unrealized, and extinguished the derivative financial instrument that had been recorded on the Consolidated Balance Sheets at December 31, 2023.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at June 30, 2024:

(dollars in thousands)	June 30, 2024	December 31, 2023
Remaining performance obligations per financial statements	$13,480	$22,797
Add: undefined committed volumes	2,341,669	2,171,718
Backlog(i)	$2,355,149	$2,194,515
Equity method investment backlog(i)	491,768	536,623
Combined backlog(i)	$2,846,917	$2,731,138
(i)See "Non-GAAP Financial Measures".
During the six months ended June 30, 2024, our backlog increased $160.6 million, with a combined backlog rise of $115.8 million. This increase in combined backlog includes additions of $717.9 million, offset by recognized revenue of $602.1 million. Revenue generated from backlog during this period was $534.7 million. We estimate that $416.0 million of our backlog reported above will be performed over the remainder of 2024, with a full-year estimate of $950.7 million. For comparison, revenue generated from backlog for the year ended December 31, 2023, was $690.4 million.
OUTLOOK
The following table provides projected key measures for 2024. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2024
Combined revenue(i)	$1.4 - $1.5B
Adjusted EBITDA(i)	$395 - $415M
Sustaining capital(i)	$150 - $170M
Adjusted EPS(i)	$3.95 - $4.15
Free cash flow(i)	$100 - $120M

Capital allocation
Growth spending(i)	$55 - $70M
Net debt leverage(i)	Targeting 1.8x

(i) See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2024	M-17	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2023.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, we changed our accounting policy for the elimination of our proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We have accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in the Financial Statements.
Issued accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for annual statements for the fiscal year beginning January 1, 2024, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes, and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

Management's Discussion and Analysis June 30, 2024	M-18	North American Construction Group Ltd.

"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization, and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
“Combined backlog” is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.

Management's Discussion and Analysis June 30, 2024	M-19	North American Construction Group Ltd.

"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense, and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
“General and administrative expenses (excluding stock-based compensation)” is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital" and "growth capital additions" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures. We believe total debt is a meaningful measure in understanding our complete debt obligations.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash)" represents net working capital, less the cash balance.

Management's Discussion and Analysis June 30, 2024	M-20	North American Construction Group Ltd.

INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that as of June 30, 2024, such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three and six months ended June 30, 2024, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2024, we had 197 salaried employees (June 30, 2023 - 208 salaried employees) and 1,167 hourly employees (June 30, 2023 - 1,617 hourly employees) in our western Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 81% of the employees are union members and work under collective bargaining agreements (June 30, 2023 - 83% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work, and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
As at June 30, 2024, we had 215 salaried employees and 993 hourly employees in our Australian operations. Approximately 650 are covered under the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees and is up for review in late 2025.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report, as well as the accompanying Letter to Shareholders, contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.

Management's Discussion and Analysis June 30, 2024	M-21	North American Construction Group Ltd.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our expectation that winter reclamation work in the oil sands region will show meaningful increases in volume.
•Our belief that the stabilized level of contracted work in the oil sands region will provide both growth potential and strong returns through operational excellence and cost reduction.
•Our projection of a 10% increase in overall volumes in our Australian operations from the first to second quarter, with similar demand and results in Australia expected in the third quarter and another uptick in Q4 heading into an even better 2025.
•Our belief that our third quarter overall will post a meaningful increase in EBITDA over the second quarter, with approximately $5 million of that uptick being due to the seasonality of summer-focused projects completed by the Fargo and Nuna joint ventures.
•Our expectation that our oil sands operations will contribute an increased $10 million in the third quarter based on equal impacts from i) higher utilization on improved operating conditions and ii) lower maintenance costs.
•Our expectation that the significant backlog repairs on fleet coming out of service we completed in the second quarter and the quality issues we experienced as certain remanufactured components from vendors and partnerships did not achieve their expected lives in the second quarter will not reoccur in the third quarter.
•Our expectation that bid and operational expectations for the third quarter will generate momentum into what will be a very strong fourth quarter as MacKellar commissions assets from Canada as well as growth assets purchased during the year.
•Our belief that full year earnings in 2025 will be significantly improved with 2024 H2 improvements continuing into 2025 and full year contributions of the increased growth capital adding to those expectations.
•Our expectation that our total share return swap will continue through the third quarter and possibly the fourth.
•Our belief that there is minimal risk in the collection of our trade receivables.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•All financial guidance provided in the "Outlook" section of this MD&A and in the accompanying Letter to Shareholders, including projections related to combined revenue, Adjusted EBITDA, sustaining capital, Adjusted EPS, free cash flow, growth spending and net debt leverage.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•oil and coal prices remaining stable and not dropping significantly in 2024;
•worldwide demand for metallurgical coal and thermal coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

Management's Discussion and Analysis June 30, 2024	M-22	North American Construction Group Ltd.

•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2023, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2023, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements, and composition of our financial assets and liabilities held, non-trading physical assets, and contract portfolios. We have experienced no material change in market risk as of the quarter ended June 30, 2024. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2023.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2023, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis June 30, 2024	M-23	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2024	December 31, 2023
Assets
Current assets
Cash		$68,343	$88,614
Accounts receivable	4, 7	142,451	97,855
Contract assets	5(b)	12,886	35,027
Inventories	6	69,388	64,962
Prepaid expenses and deposits		7,942	7,402
Assets held for sale		10,707	1,340
		311,717	295,200
Property, plant and equipment, net of accumulated depreciation of $453,854 (December 31, 2023 – $423,345)		1,204,091	1,142,946
Operating lease right-of-use assets		13,962	12,782
Investments in affiliates and joint ventures	7	81,206	81,435
Other assets		5,666	7,144
Intangible assets		8,066	6,971
Total assets		$1,624,708	$1,546,478
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$119,742	$146,190
Accrued liabilities		57,100	72,225
Contract liabilities	5(b)	9	59
Current portion of long-term debt	8	91,962	81,306
Current portion of contingent obligations	13(a), 14	32,350	22,501
Current portion of operating lease liabilities		1,670	1,742
		302,833	324,023
Long-term debt	8	692,150	611,313
Long-term portion of contingent obligations	13(a), 14	81,478	93,356
Operating lease liabilities		12,705	11,307
Other long-term obligations		42,103	41,001
Deferred tax liabilities		113,808	108,824
		1,245,077	1,189,824
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2024 - 27,827,282 (December 31, 2023 – 27,827,282))	9(a)	229,455	229,455
Treasury shares (June 30, 2024 - 1,097,940 (December 31, 2023 - 1,090,187))	9(a)	(16,394)	(16,165)
Additional paid-in capital		23,279	20,739
Retained earnings		143,060	123,032
Accumulated other comprehensive income (loss)		231	(407)
Shareholders' equity		379,631	356,654
Total liabilities and shareholders’ equity		$1,624,708	$1,546,478
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
			Restated Notes 2, 16		Restated Notes 2, 16
Revenue	2, 5, 16	$276,314	$195,188	$573,340	$439,517
Cost of sales	2, 11, 16	187,022	149,241	386,817	316,085
Depreciation		39,623	24,352	83,564	60,737
Gross profit		49,669	21,595	102,959	62,695
General and administrative expenses		10,932	11,974	25,685	26,153
Loss (gain) on disposal of property, plant and equipment		32	(713)	293	500
Operating income		38,705	10,334	76,981	36,042
Equity earnings in affiliates and joint ventures	2, 7, 16	(6,629)	(9,344)	(5,117)	(18,686)
Interest expense, net	12	14,339	7,511	29,936	14,822
Change in fair value of contingent obligations	13(a)	11,563	—	16,956	—
Loss (gain) on derivative financial instruments	13(b)	273	(1,852)	273	(4,361)
Income before income taxes		19,159	14,019	34,933	44,267
Current income tax (benefit) expense		(1,469)	567	2,765	1,703
Deferred income tax expense		6,621	1,190	6,792	8,456
Net income		$14,007	$12,262	$25,376	$34,108
Other comprehensive income
Unrealized foreign currency translation (gain) loss		(1,331)	417	(638)	362
Comprehensive income		$15,338	$11,845	$26,014	$33,746
Per share information
Basic net income per share	9(b)	$0.52	$0.46	$0.95	$1.29
Diluted net income per share	9(b)	$0.47	$0.42	$0.86	$1.12
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
Net income	—	—	—	34,108	—	34,108
Unrealized foreign currency translation loss	—	—	—	—	(362)	(362)
Dividends ($0.20 per share)	—	—	—	(5,262)	—	(5,262)
Purchase of treasury shares	—	(263)	—	—	—	(263)
Stock-based compensation	—	—	2,483	—	—	2,483
Balance at June 30, 2023	$229,455	$(16,701)	$24,578	$99,347	$(56)	$336,623

Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,032	$(407)	$356,654
Net income	—	—	—	25,376	—	25,376
Unrealized foreign currency translation gain	—	—	—	—	638	638
Dividends ($0.20 per share)	—	—	—	(5,348)	—	(5,348)
Purchase of treasury shares	—	(229)	—	—	—	(229)
Stock-based compensation	—	—	2,540	—	—	2,540
Balance at June 30, 2024	$229,455	$(16,394)	$23,279	$143,060	$231	$379,631
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
Cash provided by (used in):
Operating activities:
Net income		$14,007	$12,262	$25,376	$34,108
Adjustments to reconcile to net cash from operating activities:
Depreciation		39,623	24,352	83,564	60,737
Amortization of deferred financing costs	12	764	292	1,523	581
Loss (gain) on disposal of property, plant and equipment		32	(713)	293	500
Loss (gain) on derivative financial instruments		273	(1,852)	273	(4,361)
Stock-based compensation (benefit) expense		(1,859)	4,804	1,749	10,741
Equity earnings in affiliates and joint ventures	7	(6,629)	(9,344)	(5,117)	(18,686)
Cash settlement of deferred share units		—	(7,346)	—	(7,346)
Dividends and advances received from affiliates and joint ventures	7	158	3,889	3,502	8,166
Change in fair value of contingent obligations	13(a)	11,563	—	16,956	—
Long-term contract liabilities		571	—	3,458	—
Other adjustments to cash from operating activities		3,787	(389)	4,434	84
Deferred income tax expense		6,621	1,190	6,792	8,456
Net changes in non-cash working capital	15(b)	(9,898)	13,040	(71,924)	(20,971)
		59,013	40,185	70,879	72,009
Investing activities:
Purchase of property, plant and equipment		(75,307)	(38,419)	(141,960)	(74,915)
Additions to intangible assets		(706)	—	(1,676)	(2)
Proceeds on disposal of property, plant and equipment		492	1,842	1,595	3,040
Net payment on the wind up of affiliates and joint ventures	7	—	—	—	(387)
Net advances of loans with affiliates and joint ventures		(6,444)	(2,659)	(672)	(7,889)
Cash settlement of derivative financial instruments		—	—	4,015	—
		(81,965)	(39,236)	(138,698)	(80,153)
Financing activities:
Proceeds from long-term debt	8	75,885	40,000	151,277	40,000
Repayment of long-term debt	8	(42,429)	(31,674)	(76,319)	(73,907)
Payments towards contingent consideration	13, 14	(20,907)	—	(20,907)	—
Financing costs		(49)	—	(49)	—
Dividends paid	9(c)	(2,674)	(2,621)	(5,348)	(4,719)
Purchase of treasury shares	9(a)	(117)	(147)	(229)	(263)
		9,709	5,558	48,425	(38,889)
Increase (decrease) in cash		(13,243)	6,507	(19,394)	(47,033)
Effect of foreign exchange rate on changes in cash		1,491	(417)	(877)	(362)
Cash, beginning of period		80,095	15,659	88,614	69,144
Cash, end of period		$68,343	$21,749	$68,343	$21,749
Supplemental cash flow information (note 15(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2024
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of services are primarily focused on supporting the construction and operation of surface mines.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
Except as noted below, The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through February. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, the Company changed its accounting policy for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, the Company eliminated its proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. The Company has accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in these Financial Statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-5	North American Construction Group Ltd.

3. Recent accounting pronouncements not yet adopted
a) Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for annual statements for the fiscal year beginning January 1, 2024, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
d) Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
4. Accounts receivable

	June 30, 2024	December 31, 2023
Trade	$63,423	$65,386
Holdbacks	171	363
Accrued trade receivables	58,662	16,556
Contract receivables	$122,256	$82,305
Other	20,195	15,550
	$142,451	$97,855
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-6	North American Construction Group Ltd.

5. Revenue
a) Disaggregation of revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenue by source
Operations support services	$262,624	$174,507	$547,348	$403,964
Equipment and component sales	13,448	15,921	24,470	27,004
Construction services	242	4,760	1,522	8,549
	$276,314	$195,188	$573,340	$439,517

Revenue by commercial terms
Time & materials	$245,721	$132,382	$482,796	$276,167
Unit price	27,404	60,393	83,338	154,551
Lump-sum	3,189	2,413	7,206	8,799
	$276,314	$195,188	$573,340	$439,517

Timing of revenue recognized
As-invoiced	$246,814	$133,370	$501,435	$288,424
Cost-to-cost percent complete	16,052	45,897	47,435	124,089
Point-in-time	13,448	15,921	24,470	27,004
	$276,314	$195,188	$573,340	$439,517
b) Contract balances

	June 30, 2024	December 31, 2023
Contract assets	$12,886	$35,027
Contract liabilities	9	59
Long-term contract liabilities	19,572	16,114
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and revenue recognized from variable consideration related to unapproved contract modifications. Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) includes upfront payments for long-term contracts to assist with operations scaling. During the three and six months ended June 30, 2024, the Company recognized revenue of $1,366 and $59, respectively, that was included in the contract liability balance as of March 31, 2024 and December 31, 2023, respectively ($4 and $1,411 in 2023 that was included in the contract balance as of March 31, 2023 and December 31, 2022, respectively).
c) Transaction price allocated to the remaining performance obligations
As at June 30, 2024, the transaction price allocated to remaining performance obligations is $13,480, all of which is expected to be recognized within the six months remaining in 2024. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the three and six months ended June 30, 2024 of $1,017 and $2,501, respectively. (three and six months ended June 30, 2023 - $nil). The Company has settled $1,432 of the balance in 2024. The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at June 30, 2024 of $10,571 (December 31, 2023 - $9,482).

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-7	North American Construction Group Ltd.

6. Inventories

	June 30, 2024	December 31, 2023
Repair parts	$43,801	$41,358
Tires and track frames	6,941	6,478
Fuel and lubricants	2,316	1,941
Parts and supplies	53,058	49,777
Parts, supplies and components for equipment rebuilds	15,148	13,898
Customer rebuild work in process	1,182	1,287
	$69,388	$64,962
7. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Balance, beginning of the period	$74,498	$76,522	$81,435	$75,637
Share of net income	6,629	9,344	5,117	18,686
Dividends and advances received from affiliates and joint ventures	(158)	(3,889)	(3,502)	(10,379)
Intercompany eliminations	237	759	(1,844)	(1,208)
Balance, end of the period	$81,206	$82,736	$81,206	$82,736

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-8	North American Construction Group Ltd.

a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

June 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$552	$3,812	$79,579	$192	$84,135
Other current assets	36,164	41,000	14,196	4,913	96,273
Non-current assets	21,013	38,686	203,947	5,643	269,289
Total assets	$57,729	$83,498	$297,722	$10,748	$449,697
Liabilities
Contract liabilities	$2,549	$—	$74,701	$49	$77,299
Other current liabilities (excluding current portion of long-term debt)	6,022	34,341	30,019	1,622	72,004
Long-term debt (including current portion)	9,449	33,652	164,180	6,130	213,411
Non-current liabilities	4,826	—	452	499	5,777
Total liabilities	$22,846	$67,993	$269,352	$8,300	$368,491
Net investments in affiliates and joint ventures	$34,883	$15,505	$28,370	$2,448	$81,206

December 31, 2023	Nuna	MNALP	Fargo(i)	Other entities	Total
Assets
Cash	$9,944	$4,184	$87,418	$222	$101,768
Other current assets	34,937	36,060	23,284	4,593	98,874
Non-current assets	23,884	37,103	154,090	10,434	225,511
Total assets	$68,765	$77,347	$264,792	$15,249	$426,153
Liabilities
Contract liabilities	$7,817	$—	$76,481	$52	$84,350
Other current liabilities (excluding current portion of long-term debt)	5,145	29,216	33,122	1,871	69,354
Long-term debt (including current portion)	9,631	36,596	132,818	6,221	185,266
Non-current liabilities	4,985	—	589	174	5,748
Total liabilities	$27,578	$65,812	$243,010	$8,318	$344,718
Net investments in affiliates and joint ventures	$41,187	$11,535	$21,782	$6,931	$81,435
(i) For December 31, 2023, the Company reclassified $18,728 from non-current assets to other current assets to align with a presentation change made by the equity investee in the current period.
Included within the Company's share of Nuna June 30, 2024, current assets are contract assets of $7,957 from variable consideration related to unapproved contract modifications (December 31, 2023 – $8,701).

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-9	North American Construction Group Ltd.

Statements of Operations

Three months ended June 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$13,760	$64,831	$30,263	$3,523	$112,377
Gross profit	1,925	2,369	6,078	309	10,681
Income before taxes	97	1,704	4,849	89	6,739
Net income	$25	$1,704	$4,849	$51	$6,629

Three months ended June 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$50,032	$91,204	$15,265	$1,984	$158,485
Gross profit	6,648	3,517	4,201	297	14,663
Income before taxes	2,280	2,769	4,089	894	10,032
Net income	$1,635	$2,769	$4,046	$894	$9,344

Six months ended June 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$28,108	$149,027	$54,197	$6,883	$238,215
Gross profit	575	5,397	12,976	668	19,616
Income before taxes	(7,146)	3,911	5,765	1,522	4,052
Net income	$(6,013)	$3,911	$5,765	$1,454	$5,117

Six months ended June 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$106,609	$209,399	$28,565	$3,397	$347,970
Gross profit	13,695	7,467	8,010	310	29,482
Income before taxes	7,452	5,887	5,539	655	19,533
Net income	$6,683	$5,887	$5,461	$655	$18,686
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured, and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates and all other accounts receivable amounts are non-interest bearing.

	June 30, 2024	December 31, 2023
Accounts receivable	$60,251	$41,157
Contract assets	11,012	12,019
Other assets	1,058	350
Accounts payable and accrued liabilities	23,467	15,087
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three months ended June 30, 2024, and 2023, revenue earned from these services was $120,270 and $176,801, respectively. For the six months ended June 30, 2024, and 2023, revenue earned from these services was $277,058 and $404,470, respectively. The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP bills the external customer and are settled when MNALP receives payment. At June 30, 2024, MNALP had recorded accounts receivable of $72,328 on its balance sheet (December 31, 2023 – $61,111).

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-10	North American Construction Group Ltd.

8. Long-term debt

	Note	June 30, 2024	December 31, 2023
Credit Facility	8(a)	$370,706	$317,488
Equipment financing	8(b)	258,701	220,466
Convertible debentures	8(c)	129,750	129,750
Mortgage		28,018	28,429
Unamortized deferred financing costs		(3,063)	(3,514)
		$784,112	$692,619
Less: current portion of long-term debt		(91,962)	(81,306)
		$692,150	$611,313
a) Credit Facility
On October 3, 2023, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. On October 26, 2023, the Company exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $480.7 million of lending capacity using the exchange rate in effect as at June 30, 2024. The Credit Facility permits finance lease obligations to a limit of $350.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures.
As at June 30, 2024, there was $32.4 million (December 31, 2023 - $31.3 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $77.6 million (December 31, 2023 - $129.3 million).
As at June 30, 2024, there was $26.0 million in borrowing availability under finance lease obligations (December 31, 2023 - $60.1 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at June 30, 2024, the Company was in compliance with its financial covenants.
•The first covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other noncash items included in the calculation of net income.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less maintenance capital expenditures, cash distributions (dividends, share buybacks, etc.), and cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest and all scheduled principal debt repayments.
◦The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Term CORRA Margin Rate and Daily Compounded CORRA Margin Rate, or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-11	North American Construction Group Ltd.

margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.70% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at June 30, 2024, the Company has provided guarantees on this facility of $68.3 million (December 31, 2023 - $74.7 million). At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded related to this guarantee.
b) Equipment financing

	Note	June 30, 2024	December 31, 2023
Finance lease obligations		$60,635	$52,851
Financing obligations	8(d)	195,008	162,266
Promissory notes		3,058	5,349
		$258,701	$220,466

	Three months ended			Three months ended
	June 30, 2024			June 30, 2023
	Additions	Payments	Change in foreign exchange rates	Additions	Payments
Finance lease obligations	$9,031	$(6,145)	$745	$7,979	$(6,107)
Financing obligations	46,854	(15,265)	4,106	—	(3,898)
Promissory notes	—	(812)	—	—	(1,469)
	$55,885	$(22,222)	$4,851	$7,979	$(11,474)

	Six months ended			Six months ended
	June 30, 2024			June 30, 2023
	Additions	Payments	Change in foreign exchange rates	Additions	Payments
Finance lease obligations	$21,069	$(14,340)	$1,055	$24,999	$(13,220)
Financing obligations	71,047	(39,277)	972	—	(7,364)
Promissory notes	—	(2,291)	—	—	(2,925)
	$92,116	$(55,908)	$2,027	$24,999	$(23,509)
c) Convertible debentures

	June 30, 2024	December 31, 2023
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.50	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.60	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-12	North American Construction Group Ltd.

The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.
The 5.50% convertible debentures are redeemable on and after June 30, 2024, and prior to June 30, 2026 at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price $30.625) on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, The Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.
d) Financing obligations
During the three and six months ended June 30, 2024, the Company recorded new financing obligations of $46.9 million and $71.0 million, respectively. The financing contracts expire between February 2027 and June 2029 and bear interest between 5.56% and 7.48%. The financing obligations are secured by the corresponding property, plant and equipment.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2023	27,827,282	(1,090,187)	26,737,095
Purchase of treasury shares	—	(7,753)	(7,753)
Issued and outstanding as at June 30, 2024	27,827,282	(1,097,940)	26,729,342
b) Net income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Net income	$14,007	$12,262	$25,376	$34,108
Interest from convertible debentures (after tax)	1,489	1,462	2,981	2,955
Diluted net income available to common shareholders	$15,496	$13,724	$28,357	$37,063

Weighted-average number of common shares	26,730,049	26,409,357	26,731,762	26,412,164
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,097,233	1,417,925	1,095,520	1,415,118
Dilutive effect of 5.00% convertible debentures	2,148,438	2,129,307	2,148,438	2,129,307
Dilutive effect of 5.50% convertible debentures	3,051,020	3,051,020	3,051,020	3,051,020
Weighted-average number of diluted common shares	33,026,740	33,007,609	33,026,740	33,007,609

Basic net income per share	$0.52	$0.46	$0.95	$1.29
Diluted net income per share	$0.47	$0.42	$0.86	$1.12
For the three and six months ended June 30, 2024 and 2023, all securities were dilutive.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-13	North American Construction Group Ltd.

c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674
Q4 2023	October 31, 2023	$0.10	November 30, 2023	January 5, 2024	$2,674
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,674
Q2 2024	April 30, 2024	$0.10	May 31, 2024	July 5, 2024	$2,674
10. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes mine management contract work in the United States, external maintenance and rebuild programs and equity method investments.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Three months ended June 30, 2024	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$122,817	$147,136	$6,279	$—	$276,232
Revenue from intersegment transactions	—	36	46	—	82
Depreciation expense	25,883	13,834	—	(94)	39,623
Segment gross profits	8,992	37,282	3,293	102	49,669
Purchase of property, plant and equipment	39,620	35,687	—	—	75,307

Three months ended June 30, 2023	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$175,788	$8,931	$6,289	$—	$191,008
Revenue from intersegment transactions	1,067	—	5,351	(2,238)	4,180
Depreciation expense	23,800	45	—	507	24,352
Segment gross profits	16,272	2,830	2,711	(218)	21,595
Purchase of property, plant and equipment	38,419	—	—	—	38,419

Six months ended June 30, 2024	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$281,088	$280,934	$10,528	$—	$572,550
Revenue from intersegment transactions	—	186	659	(55)	790
Depreciation expense	56,766	26,970	—	(172)	83,564
Segment gross profits	25,434	70,083	6,305	1,137	102,959
Purchase of property, plant and equipment	75,171	66,789	—	—	141,960

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-14	North American Construction Group Ltd.

Six months ended June 30, 2023	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$404,928	$14,953	$12,218	$—	$432,099
Revenue from intersegment transactions	2,574	—	10,518	(5,674)	7,418
Depreciation expense	60,140	90	—	507	60,737
Segment gross profits	53,016	4,815	5,789	(925)	62,695
Purchase of property, plant and equipment	74,915	—	—	—	74,915
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets	June 30, 2024	December 31, 2023
Heavy Equipment - Canada	$1,110,912	$1,079,370
Heavy Equipment - Australia	754,731	718,114
Other	305,664	307,850
Eliminations	(546,599)	(558,856)
	$1,624,708	$1,546,478
c) Reconciliation
Income before income taxes

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Total gross profit for reportable segments	$49,669	$21,595	$102,959	$62,695
Reconciling items:
General and administrative costs	10,932	11,974	25,685	26,153
Loss on disposal of property, plant and equipment	32	(713)	293	500
Interest expense	14,339	7,511	29,936	14,822
Equity loss (earnings) in affiliates and joint ventures	(6,629)	(9,344)	(5,117)	(18,686)
Gain on derivative financial instruments	273	(1,852)	273	(4,361)
Change in fair value of contingent obligations	11,563	—	16,956	—
Income before income taxes	$19,159	$14,019	$34,933	$44,267
d) Geographic information
Revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Canada	$126,283	$184,061	$286,679	$420,331
Australia	147,084	8,715	280,977	14,176
United States	2,947	2,412	5,684	5,010
	$276,314	$195,188	$573,340	$439,517
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	June 30, 2024	December 31, 2023
Canada	$637,248	$601,537
Australia	594,537	568,306
	$1,231,785	$1,169,843
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-15	North American Construction Group Ltd.

11. Cost of sales

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Salaries, wages, & benefits	$81,001	$69,561	$167,186	$137,706
Repair parts & consumable supplies	58,111	42,847	121,921	92,668
Subcontractor services	22,475	17,787	50,499	50,372
Equipment & component sales	10,279	12,901	17,136	20,737
Third-party rentals	8,015	3,170	15,456	6,867
Fuel	3,989	1,136	7,917	3,785
Other	3,152	1,839	6,702	3,950
	$187,022	$149,241	$386,817	$316,085
12. Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Credit Facility	$7,287	$3,752	$14,018	$6,410
Equipment financing	3,215	819	7,999	1,625
Convertible debentures	1,710	1,727	3,421	3,419
Interest on customer supply chain financing	859	920	1,847	2,150
Mortgage	239	163	479	493
Amortization of deferred financing costs	764	292	1,523	581
Interest expense	$14,074	$7,673	$29,287	$14,678
Other interest expense, net	265	(162)	649	144
	$14,339	$7,511	$29,936	$14,822
13. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	149,768	129,750	160,072
Financing obligations	Level 2	195,008	192,449	162,266	159,900
Mortgage	Level 2	28,018	23,694	28,429	22,780
The Company classifies contingent obligations related to contingent consideration on the MacKellar and DGI acquisitions (note 14), comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The Company uses projected MacKellar and DGI financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $7,456 decrease to a $7,456 increase on the fair value as at

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-16	North American Construction Group Ltd.

June 30, 2024. During the six months ended June 30, 2024, there has been no change in the valuation approach or technique.
Reconciliation of Level 3 recurring fair value measurements:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Balance, beginning of the period	$119,092	$3,788	$115,857	$3,862
Changes in fair value recognized in earnings	11,563	—	16,956	—
Changes in foreign exchange rates	4,080	50	1,922	(24)
Payments	(20,907)	(1,628)	(20,907)	(1,628)
Balance, end of the period	$113,828	$2,210	$113,828	$2,210
Changes in estimated fair values are recorded in the Consolidated Statements of Operations and Comprehensive Income.
b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. During the three and six months ended June 30, 2024, the Company recognized an unrealized loss of $273 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 213,725 shares at a par value of $27.66 as at June 30, 2024. The TSX closing price of the shares as at June 30, 2024, was $26.38, resulting in a fair value of $273 being recorded to other long-term obligations on the Interim Consolidated Balance Sheets as at June 30, 2024. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. This swap agreement was completed on January 3, 2024, at which point the Company realized a gain of $229, which had been recorded in the prior year as unrealized, and extinguished the derivative financial instrument that had been recorded on the Consolidated Balance Sheets at December 31, 2023.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues of $112,377 and $238,215, respectively, for the three and six months ended June 30, 2024 ($158,485 and $347,970, respectively, for the three and six months ended June 30, 2023) from the Company's share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Customer A	28%	—%	14%	—%
Customer B	22%	31%	22%	31%
Customer C	12%	28%	13%	25%
Customer D	10%	11%	11%	13%
Customer E	1%	20%	2%	23%
Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2024 and 2023 fall under the Heavy Equipment - Canada segment.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-17	North American Construction Group Ltd.

Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.
14. Business acquisitions
MacKellar Group
On October 1, 2023, the Company acquired 100% of the shares and business of MacKellar Group (“MacKellar”), a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179,668 including a cash payment and contingent consideration comprised of a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out mechanism based on MacKellar’s future net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and was estimated based on unaudited financial statements at closing. The acquisition of MacKellar significantly expanded the Company's capability and allows the Company to serve a highly valuable and diversified base of customers internationally.
The following table summarizes the total consideration paid for MacKellar and the fair values of the assets acquired and liabilities assumed at the acquisition date:

October 1, 2023
Cash consideration	$65,572
Earn-out at estimated fair value	79,839
Deferred consideration at estimated fair value	27,014
Contingent payment at estimated fair value	7,243
Total consideration transferred	$179,668

Equipment financing assumed	203,946
Total purchase price	$383,614

Purchase price allocation to assets acquired and liabilities assumed:
Cash	$13,901
Accounts receivable	65,033
Contract assets	713
Inventories	12,155
Prepaid expenses	2,187
Property, plant and equipment	394,394
Investments in affiliates and joint ventures	85
Intangible assets	690
Accounts payable	(45,829)
Accrued liabilities	(22,464)
Other long-term obligations	(16,934)
Deferred income tax liabilities	(20,317)
Third party equipment financing assumed:
Financing obligations	(173,430)
Finance leases	(30,516)
Total identifiable net assets at fair value	$179,668
NACG’s existing Credit Facility funded the payout of the third party equipment financing assumed as part of the Transaction in the amount of $73,657 for financing obligations and $18,509 for finance leases.
The fair value of the assets acquired included $65,033 of accounts receivable, comprised of trade and other receivables. The gross amount of accounts receivable approximated its fair value with no expected uncollectible amounts as of the acquisition date.
The fair value of the assets acquired included $394,394 of property, plant and equipment. The Company engaged a third-party specialist to determine the fair value of the property, plant and equipment using a market based approach based primarily on the selling price of comparable assets.

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-18	North American Construction Group Ltd.

During the three and six months ended June 30, 2024, the Company recognized $137,103 and $262,098 of revenue and $20,447 and $37,139 of net income, respectively, from MacKellar recorded in the Consolidated Statement of Operations and Comprehensive Income. The following unaudited pro forma information gives effect to the transaction as if it had occurred on January 1, 2023.

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenue	$276,314	$327,376	$573,340	$677,055
Net income	14,647	45,970	26,138	75,263
These pro forma amounts have been calculated after applying NACG accounting policies and adjusting the results of MacKellar to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment had been applied from January 1, 2023, with the consequential tax effects.
The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2023, nor are they indicative of future results of operations.
15. Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Cash paid during the period for:
Interest	$10,549	$8,353	$22,962	$15,277
Income taxes	2,990	1,282	6,309	1,370
Cash received during the period for:
Interest	22	60	169	358
Operating subleases included in cash from operations	171	1,796	342	3,592
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	—	7,979	14,157	24,999
Increase in assets held for sale, offset by property, plant and equipment	9,494	1,610	9,874	3,281
Non-cash working capital exclusions:
Net decrease in accounts receivable related to realized gain on derivative financial instruments	—	—	(4,015)	—
Net decrease in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	1,500	6,000	88	13,500
Net decrease in accrued liabilities related to the current portion of deferred stock units liability	—	6,151	—	5,099
Net increase in accrued liabilities related to the current portion of acquisition DGI earn-out liability	—	(1,439)	—	(1,439)
Net (increase) decrease in accrued liabilities related to taxes payable	(122)	(26)	—	240
Net increase in accrued liabilities related to dividend payable	—	(20)	—	(543)
Non-cash working capital movement from change in foreign exchange rates
(Decrease) increase in accounts receivable	(209)	—	751	—
Decrease in contract assets	(232)	—	(146)	—
Increase in inventory	98	—	376	—
(Decrease) increase in prepaid expenses	(15)	—	55	—
Decrease in accounts payable	1,830	—	311	—
Decrease (increase) in accrued liabilities	344	—	(300)	—

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-19	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating activities:
Accounts receivable	$(2,289)	$13,389	$(47,860)	$4,895
Contract assets	2,928	(949)	21,995	5,114
Inventories	142	(2,905)	(4,050)	(6,271)
Prepaid expenses and deposits	129	994	(485)	1,998
Accounts payable	(5,483)	5,569	(26,137)	(8,103)
Accrued liabilities	(3,968)	(3,054)	(15,337)	(17,193)
Contract liabilities	(1,357)	(4)	(50)	(1,411)
	$(9,898)	$13,040	$(71,924)	$(20,971)
16. Change in significant accounting policy - Basis of presentation
The following tables summarize the effect of the change in accounting policy (note 2) on the Consolidated Statement of Operations and Comprehensive Income for the three and six months ended June 30, 2024, and 2023:

	Three months ended June 30, 2024			Three months ended June 30, 2023
	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported
Revenue	$277,294	$(980)	$276,314	$193,573	$1,615	$195,188
Cost of sales	187,897	(875)	187,022	147,690	1,551	149,241
Gross profit	49,774	(105)	49,669	21,531	64	21,595
Equity earnings in affiliates and joint ventures	(6,524)	(105)	(6,629)	(9,408)	64	(9,344)
Net income	14,007	—	14,007	12,262	—	12,262

	Six months ended June 30, 2024			Six months ended June 30, 2023
	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported
Revenue	$575,015	$(1,675)	$573,340	$436,178	$3,339	$439,517
Cost of sales	388,311	(1,494)	386,817	312,991	3,094	316,085
Gross profit	103,140	(181)	102,959	62,450	245	62,695
Equity earnings in affiliates and joint ventures	(4,936)	(181)	(5,117)	(18,931)	245	(18,686)
Net income	25,376	—	25,376	34,108	—	34,108

Interim Consolidated Financial Statements (Unaudited) June 30, 2024	F-20	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended June 30, 2024.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2024, and ended on June 30, 2024, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 31, 2024

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended June 30, 2024.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2024, and ended on June 30, 2024, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 31, 2024

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer